OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

MedChain, Inc.

1175 Castle Pointe Drive
Castle Rock, CO 80104

https://med-chain.co

5000 shares of Common Stock with SAFT

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 535,000* shares of common stock & SAFT ($1,070,000)

Maximum subject to adjustment for bonus shares. See **10% Bonus below*

Minimum 5,000 shares of common stock & SAFT ($10,000)

Company	MedChain, Inc.
Corporate Address	1175 Castle Pointe Drive Castle Rock, Colorado 80104
Description of Business	Blockchain technology for Electronic Health Records
Type of Security Offered	Common Stock & Simple Agreement for Future Tokens (SAFT)
Purchase Price of Security Offered	$2.00
Minimum Investment Amount (per investor)	$500.00

Future Utility Tokens

In connection with the purchase of the shares, Purchasers shall receive from the Company, if and when the Company has a future token generation event:

- Investors will receive a number of tokens equal to twice the value of the investment amount. For example, an investment of $500 will entitle the investor to $1000 worth of tokens in accordance with the terms of the future token generation event.

The tokens will vest and be delivered approximately 120 days after the official launch of the token generation event. The Company does have a distributed ledger based business model but not yet a blockchain based utility token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur.

The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Description of Future Utility Tokens. The Company is including as part of this Offering the right to receive future utility tokens when and if the Company creates a network based upon blockchain and distributed ledger technology. The utility tokens may be used within the network to purchase entry credits facilitating Electronic Medical Record storage and access control. The tokens may also be exchangeable upon cryptocurrency exchanges. The Company has immediate plans to create a distributed ledger technology offering. Therefore, the rights offered and issued in connection with this offering are contingent upon the development of such technology. Investors in this offering should not plan on receiving such tokens and should not include any such future utility tokens as part of their investment decision. Any future utility token shall only have a use within a developed ecosystem and shall not be considered debt or equity in the Company.

The 10% Bonus for StartEngine Shareholders

MedChain, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering **within a 24-hour window of their campaign launch date.** This means you will receive a bonus for any shares you purchase. For example, if you buy 50 shares of Common Stock at $2.00 / share, you will receive 5 Common Stock bonus shares, meaning you'll own 55 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

MedChain will use layered data structures to upload hashed records of encrypted electronic Private Health Information (ePHI) into its blockchain, the information should be divided into several pieces which would be recombined when accessing the information via the patient's private key. The patient's key could also be used to authenticate an information request from a doctor, hospital, or health insurance provider. Utilizing smart contracts, this authentication process will function in a way that adheres to the current HIPAA guidelines, with the ability to modify future smart contracts to comply with new rules and regulations that may appear.

This can be achieved by using several Data Layers atop our blockchain protocol, the primary of which is allow for two separate tokens to exist within the environment. The external token will function as a tradable token, and function as a coupon for the purpose of gaining access to the internal tokens. This external token will be available after release through several cryptocurrency marketplaces such as bittrex, and others. The internal token has the function of adding hashes to the blockchain, which serve as a roadmap of the data, scanned documents, pictures, etc. pertaining to a particular patient's unique identifier. To disincentivize potential hackers and thieves the internal token will be tied to the unique identifier and not tradable to any other person or account. This should also help ensure that information is added to the correct account and doesn't risk erroneous transactions of tokens, adding additional information to an existing account should be possible by considering the account a repository of hashes.

A functional purpose of moving the Health Information Exchange (HIE) environment to the blockchain is threefold, first it eliminates the need for costly third party intermediaries. It also serves as an immutable record while retaining the pliability of traditional systems with lowered risk of data breaches. Finally, HIPAA regulations are easily and functionally integrated on both the front and back ends.

Sales, Supply Chain, & Customer Base

MedChain Inc is a software company and plans to distribute user applications for smartphones, tablets, and as web applications. Further our software will function as an intermediary between healthcare providers, insurance providers, various other care related business that may use or need use of electronic health records, and end users. The care provider software will be provided under service agreements paid monthly as Software as a Service (SaaS).

Patient App

The patient/user application will be developed for Smart Phones, Tablet, and Desktop use, able to provide real-time up-to-date information to the user, such as test results from labs and documentation they are entitled to under HIPAA and EMR guidelines. The applications will also notify users of access requests from service providers, doctors, hospitals, and health insurance providers. The applications functions as a wallet of information, tied to the patient's unique public identifier and is accessible with the patient's' unique private key, when information is requested from any of the users platforms, their private key will be used to decrypt the information.

Utilizing a user-friendly interface the application will allow the patient to designate access to private health information, including information tied to their account that might be available only to specialists, such as psychiatrist records that even they themselves cannot see or utilize. Potentially there will be functions for the patient to upload their own data, though the scope of this still needs to be determined and explored.

The application should be available as a no-cost downloadable application through app-stores and our website as feature of our approach to health care, as a way to encourage service provider adaptation of our Service Provider Software.

Service Provider Software

The software for Service Providers will function as an automated intermediary of interoperability between their current HIPAA compliant software database and the MedChain blockchain, functions should already exist to encrypt data before distribution, but MedChain is developing ways to ensure encryption before transmission in the event that the provider is not up to date. Encryption could conceivably take place before the MedChain software touches the data. Following encryption of electronic Private Health Information, the MedChain software would hash the information and create defined chains of entries to the blockchain, with a functional way of verifying data integrity, and eliminating the chance for foul-play or unauthorized data manipulation. MedChain's Software will function as distributed nodes, and will require zero on-site upkeep.

Initially the software will be marketed at a low to no upfront cost to providers, relying instead on a SaaS model, requiring a subscription to use the software along with access to the blockchain, this could be integrated with internal token usage or could potentially serve as a separate subscription.

Token usage to add information to the MedChain blockchain is imperative to our business model, as such, to upload information to the blockchain a purchase of either external and transferable MedTokens(RxT) or internal non-transferable Entry Tokens(ET), must be made. Entry Tokens function as credits within the ecosystem, keeping the Entry Token price tied to a fiat currency, such as the US Dollar, will provide a way for providers to access the blockchain without worrying about a volatile cryptocurrency for data uploads, and prevent market manipulation which could cause unsustainability.

Nodes/Hardware

Nodes are essential to the function of a blockchain, as they hold and verify the blockchain ledger, and can ensure tamper-proof ePHI records, and Prescription information. Several options are available, to either keep the blockchain decentralized, as a stronghold of Federated servers, functioning as the immutable record keepers. The Federated servers will serve several essential functions in the MedChain ecosystem, storage and retrieval of data is a necessity for our business model.

Blockchain as a Service

MedChain will provides a rapid, low-cost, low-risk and fail-fast platform for Healthcare Organizations to share ePHI between each-other. With MedChain, adding information to the blockchain requires an internal token which a flat fiat currency price, thus adding information to the Blockchain has a variable cost to the Health care provider entirely dependent on their patient load.

Software as a Service

With Software as a Service, MedChain will be able to provide continuous and automatic updates and full-time support for our software. Usually these are provided on a "Pay as you go" basis, allowing for recurring income.

Competition

Many companies in a multitude of fields are exploring blockchain technology. While it is possible there are direct competitors to MedChains' market, we are not currently aware of any market leaders.

Liabilities and Litigation

The company does not have any liabilities other than as disclosed on the financial statements. The company is not and has not previously been a party to any type of litigation.

Ownership

Genesis Protocol LLC. is a 100% owner of MedChain Inc. as of December 15, 2017. Genesis Protocol LLC. is owned by Joachim Sandgaard (80%) and Thomas Sandgaard (20%). Genesis Protocol LLC. is a Colorado Limited Liability Company, and MedChain Inc. is a Delaware C Corporation.

The team

Officers and directors

Joachim Sandgaard	Founder, Director & CEO
Thomas Sandgaard	Director & Co-Founder

Joachim Sandgaard

Joachim Sandgaard is a seasoned IT professional in the healthcare and medical device industry with more than 19 years of experience, including as System Administrator('09-'13) and IT/Project Manager('05-'13 & '15-'17) at Zynex Medical, a Durable Medical Equipment company. He has extensive knowledge of current EMR system integration, document management, and healthcare compliance regulations. Additionally operated Viking Detailing LLC, as sole owner(2014-'15), and acted as Regional Sales Manager for Zynex Medical (2014-'15). Founded MedChain in 2017 and is currently acting as a Director and as the CEO of the company.

Thomas Sandgaard
Thomas Sandgaard is an entrepreneur in the medical device industry. He started his career in Europe with Siemens, Philips Telecom, Dataco, and ITT before founding Zynex Medical, a Durable Medical Equipment company, in 1996. As Chairman, Chief Executive Officer and President he took Zynex Medical public in 2004 (stock symbol: ZYXI) and holds a BS in Electrical Engineering from the University of South Denmark as well as an MBA from Copenhagen Business School. Co-Founded MedChain in 2017 and is currently a Director of the company.

Number of Employees: 2

Related party transactions

As described in the Financial Statements the $17,492 of which $10,851 in expenses have been paid by Joachim Sandgaard and Thomas Sandgaard, co-founders of the company. This amount is expected to be reimbursed as the company gets funded. It is currently not categorized as a loan. A few expenses such as legal bills are still unpaid and listed under Accounts Payable.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Investors may lack information for monitoring their investment.** The Investor may not be able to obtain all information it would want regarding MedChain, MedTokens, or the MedChain Network, on a timely basis or at all. It is possible that the Investor may not be aware on a timely basis of material adverse changes that have occurred with respect to certain of its investments. While MedChain has made efforts to use open-source development for Tokens, this information may be highly technical by nature. As a result of these difficulties, as well as other uncertainties, an Investor may not have accurate or accessible information about the MedChain Network.
- **If the MedChain Network is unable to satisfy data protection, security, privacy, and other government and industry-specific requirements, its growth could be harmed.** There are a number of data protection, security, privacy and other government- and industry-specific requirements, including those that require companies to notify individuals of data security incidents involving certain types of personal data. Security compromises could harm the MedChain

Network's reputation, erode user confidence in the effectiveness of its security measures, negatively impact its ability to attract new users, or cause existing users to stop using the MedChain Network.

- **The Company is subject to cyber security and data loss risks or other security breaches.** The Company's business involves the storage and transmission of users' proprietary information, and security breaches could cause a risk of loss or misuse of this information, and to resulting claims, fines, and litigation. The Company may be subjected to a variety of cyber-attacks, which may continue to occur from time to time. Cyber-attacks may target the Company, its suppliers, banks, credit card processors, delivery services, e-commerce in general or the communication infrastructure on which they depend. An attack or a breach of security could result in a loss of private data, unauthorized trades, an interruption of trading for an extended period of time, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a material adverse effect on the Company's financial results and business. Any such attack or breach could adversely affect the ability of the Company to operate, which could adversely affect the value of the Tokens. Any breach of data security that exposes or compromises the security of any of the private digital keys used to authorize or validate transaction orders, or that enables any unauthorized person to generate any of the private digital keys, could result in unauthorized trades and would have a material adverse effect on the Incubator. Because trades utilizing blockchain technology settle on the trade date, it could be impossible to correct unauthorized trades. Furthermore, attackers can manipulate the cryptocurrency market. The price of cryptocurrencies, such as Bitcoin and Ether, are set by several exchanges. If an exchange is attacked such that it is taken offline, traders can take advantage of price differences. Additionally, attackers can target platforms that buy and sell cryptocurrencies and digital wallets that hold cryptocurrencies. It is possible that such an attack could adversely affect the Incubator's investments and the value of the Tokens.
- **We require the proceeds from this offering to continue our operations.** Our ability to continue as a going concern is wholly dependent upon completing this Offering and thereafter obtaining sufficient financing to fund our operations as needed and to refinance or replace our current line of credit with our senior secured lender. Taking into account the proceeds from this Offering, we will still be required to raise additional capital within 18 months to fund our operations. We have no committed sources of additional capital and our access to capital funding is always uncertain. There is no assurance that additional equity or debt financing will be available to us when needed. In the event that we are not able to secure additional financing, we may be forced to curtail operations, cease operations altogether or seek protection from our creditors.
- **MedChain may be forced to cease operations or take actions that result in a Dissolution Event.** It is possible that, due to any number of reasons, including, but not limited to, an unfavorable fluctuation in the value of cryptographic and fiat currencies, the inability by the Company to establish the Minimum Viable Product or the Tokens' utility, the failure of commercial relationships, or

intellectual property ownership challenges, the Company may no longer be viable to operate and the Company may dissolve or take actions that result in a Dissolution Event. In a Dissolution Event, investors will likely lose all of their investment.

- **Investments in startups including MedChain involve a high degree of risk.** Financial and operating risks confronting startups are significant: MedChain is not immune to these. The startup market in which MedChain competes is highly competitive and the percentage of companies that survive and prosper is small. Startups often experience unexpected problems in the areas of product development, marketing, financing, and general management, among others, which frequently cannot be solved. In addition, startups may require substantial amounts of financing, which may not be available through institutional private placements, the public markets or otherwise.
- **The tax treatment of the SAFT, the purchase rights contained therein and the Token distribution is uncertain and there may be adverse tax consequences for Investors upon certain future events.** The tax characterization of the SAFT and the Tokens is uncertain, and each Investor must seek its own tax advice in connection with an investment in the SAFT. An investment pursuant to the SAFT and the purchase of Tokens pursuant thereto may result in adverse tax consequences to Investors, including withholding taxes, income taxes and tax reporting requirements. Each Investor should consult with and must rely upon the advice of its own professional tax advisors with respect to the United States and non- U.S. tax treatment of an investment in the SAFT and the purchase rights contained therein.
- **The structure of the MedChain blockchain protocol means that the MedChain Network may be susceptible to developments by users or contributors could damage the MedChain blockchain and MedChain's reputation and could affect the utilization of the MedChain blockchain and the Tokens.** The MedChain Network will operate based on a protocol maintained by MedChain and other contributors. The nature of the MedChain blockchain protocol means that it may be difficult for the Company or contributors to maintain or develop the MedChain Network and the Company may not have adequate resources to address emerging issues or malicious programs that develop within the MedChain Network adequately or in a timely manner. Third parties not affiliated with the Company may introduce weaknesses or bugs into the core infrastructure elements of the MedChain Network and code which may negatively impact the MedChain Network. Such events may result in a loss of trust in the security and operation of the MedChain Network and a decline in user activity and could negatively impact the market price of the Tokens.
- **The MedChain Network may be the target of malicious cyberattacks or may contain exploitable flaws in its underlying code, which may result in security breaches and the loss or theft of Tokens. If the MedChain Network's security is compromised or if the MedChain Network is subjected to attacks that frustrate or thwart our users' ability to access the MedChain Network, their Tokens or the MedChain Network products and services, users may cut back on or stop using the MedChain Network altogether, which could seriously curtail the utilization**

of the Tokens and cause a decline in the market price of the Tokens. MedChains structural foundation, the protocol, the software application and other interfaces or applications built upon the MedChain Network are still in an early development stage and are unproven, and there can be no assurances that the MedChain blockchain and the creating, transfer or storage of the Tokens will be uninterrupted or fully secure which may result in a complete loss of users' Tokens or an unwillingness of users to access, adopt and utilize the MedChain software. Further, MedChain may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or the MedChain blockchain which may result in the loss or theft of Tokens. For example, if MedChain and the MedChain blockchain are subject to unknown and known security attacks (such as double-spend attacks, 51% attacks, or other malicious attacks), this may materially and adversely affect MedChain. In any such event, if the Network Launch does not occur or if the MedChain blockchain is not widely adopted, Investors may lose all of their investment.

- **The regulatory regime governing the blockchain technologies, cryptocurrencies, tokens and token offerings such as MedChain and the Tokens is uncertain, and new regulations or policies may materially adversely affect the development of the MedChain Network and the utility of the Tokens.** Regulation of tokens (including MedTokens) and token offerings such as this, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is undeveloped and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development and growth of the MedChain Network and the adoption and utility of the Tokens. Failure by the Company, or certain users of the MedChain Network to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines. As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases regulate, their use and operation. In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission, and the Commodity Futures Trading Commission, for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for US federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws. The regulation of non-currency use of blockchain assets is also uncertain. The CFTC has publicly taken the position that certain blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some blockchain assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a blockchain network or asset, the MedChain Network and the Tokens may be materially and adversely affected. Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect MedChain. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact our business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the development and growth of MedChain and the adoption and utility of the Tokens. New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the currency in which the Tokens may be exchanged, the liquidity of the Tokens, the ability to access marketplaces or exchanges on which to trade the Tokens, and the structure, rights and transferability of Tokens.

- **MedChain may not successfully develop, market and launch the Minimum Viable Product and Investors may not receive Tokens.** A minimum viable product is a blockchain capable of securing and storing cryptographic hashes connected to a decentralized storage network allowing HIPAA compliant deposit and retrieval of electronic Protected Health Information. The MedChain blockchain has not yet been developed by the Company and will require significant capital funding, expertise of the Company's management, time and effort in order to develop and successfully launch the MedChain blockchain. The Company may have to make changes to the specifications of the MedChain blockchain protocol or Tokens for any number of legitimate reasons or the Company may be unable to develop the MedChain blockchain in a way that realizes those specifications or any form of a functioning network. It is possible that the Tokens and the MedChain blockchain may not ever be released and there may never be an operational Token or that the blockchain launch will not occur. The MedChain blockchain or Tokens, if successfully developed and maintained, may not meet investor expectations at the time of purchase. Furthermore, despite good faith efforts to develop and launch the MedChain blockchain and subsequently to develop and maintain the MedChain blockchain, it is still possible that the MedChain blockchain will experience malfunctions or otherwise fail to be adequately developed or maintained, which may negatively impact the MedChain blockchain and Tokens. The Company will use the proceeds of this Offering to make significant investments to develop and launch a viable MedChain Network and subsequently to build a fulsome network upon which users can realize utility and value. The Company may not have or may not be able to obtain the technical skills and expertise needed to successfully develop the MedChain blockchain and progress it to a successful Network Launch. While the Company has sought to retain and continue to competitively recruit experts, there is a general scarcity of management, technical, scientific, research and

MedChain and the MedChain Network. If the Company is not successful in its efforts to demonstrate to users the utility and value of the MedChain Network, there may not be sufficient demand for the Tokens for the Company to proceed with the Network Launch. As a result, or if the Network Launch does not occur, Investors may lose all of their investment. "Network Launch" means the release of software that allows buyers and sellers to exchange storage, using the technologies and market incentives described above in Company Overview.

- **We are conducting the Offering on a minimum, all or none, -maximum best efforts basis; accordingly, there can be no assurance that we will raise more than the minimum offering amount and the minimum offering amount will not be sufficient to continue our operations in the immediate future.** Once the Company reaches the minimum offering amount of $10,000 and conducts the First Closing, there will be no obligation on the Company to return any investment funds even though no funds in excess of the minimum offering amount are raised. The minimum offering amount may be insufficient to cover expenses associated with the Offering and to fund the Company's operations for any period of time in the immediate future. Even if we receive funds in excess of the minimum offering, it may not be sufficient to meet our working capital needs for any extended period of time.
- **The Company has limited ability to segregate duties as would be required by modern corporate governance metrics.** The Company has a single person serving as its board of directors, and that person, Mr. Joachim Sandgaard, is also our president and chief executive officer. Because of limited resources, the Company's administrative staff is quite small and there is little to no segregation of duties among the persons responsible for disclosure, bookkeeping, and financial accounting.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Genesis Protocol LLC, 100.0% ownership, Common Stock
- Joachim Sandgaard, 80.0% ownership, LLC Interests of Genesis Protocol LLC
- Thomas Sandgaard, 20.0% ownership, LLC Interests of Genesis Protocol LLC

Classes of securities

- Common Stock: 10,000,000

Voting Rights

We are authorized to issue up to 100,000,000 shares of common stock, par value $.0001. At any meeting of the stockholders of the Corporation each holder of Common Stock shall be entitled to one vote for each share outstanding in the name of such holder on the books of the Corporation on the date fixed for determination of voting rights.

Majority Vote

The stockholders, by vote or concurrence of a majority of the outstanding shares of the Corporation entitled to vote on the subject matter, may take any action which would otherwise require a two-thirds (2/3) vote under the General Corporation Law of the State of Delaware.

Cumulative Voting

Cumulative voting shall not be allowed in the election of directors or for any other purpose.

Preemptive Rights

Unless otherwise determined by the Board of Directors, no stockholder of the Corporation shall have preemptive rights to subscribe for any additional shares of stock, or for other securities of any class, or for rights, warrants or options to purchase stock for the scrip, or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges.

Restrictions on Sale or Disposition

All lawful restrictions on the sale or other disposition of shares may be placed upon all or a portion or portions of the certificates evidencing the Corporation's shares.

Dividend Rights

Dividends may be paid upon the common stock, as and when declared by the board of Directors, out of funds of the Corporation legally available therefor. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Upon any liquidation, dissolution and termination of the Corporation, and after payment or setting aside of any amount sufficient to provide for payment in full of all debts and liabilities of, and other claims against the Corporation, the assets shall be distributed pro rata to the holders of the common stock.

- SAFT ("Simple Agreement for Future Tokens"): 0

Voting Rights

SAFT holders are not entitled to any voting rights. Even in the event of conversion into Tokens, holders of Tokens are not entitled to any voting rights in the company.

Conversion Rights

If there is a Network Launch before the expiration or termination of this instrument, the Company will issue to the Purchaser a number of Token equal to the Purchase Amount paid under the Subscription Agreement divided the product of the Purchase Price multiplied by the Discount Rate.

Rights to Receive Liquidation Distributions

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount (the "Discount Purchase Amount"), due and payable to the Purchaser immediately prior to, or concurrent with, the consummation of the Dissolution Event, to the extent funds are available and prior to paying any amounts to any equity holders of the Company. If immediately prior to the consummation of the Dissolution Event, the assets of the Company that remain legally available for distribution to the Purchaser and all holders of all other SAFTs (the "Dissolving Purchasers"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Purchasers of their respective Returned Purchase Amounts, then the remaining assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Purchasers in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to the Subscription Agreement.

Termination

This instrument will expire and terminate upon the earlier of (i) the issuance of Tokens to the Purchaser pursuant to Section 1(a); (ii) the payment, or setting aside for payment, of amounts due the Purchaser pursuant to Section 1(b)referenced above; or (iii) December 31, 2019 (the "Deadline Date"), if the Network Launch has not occurred as of such date; provided that, the Company shall have the right to extend the Deadline Date by sixty (60) days, in its sole discretion; provided, that in the case of (iii), the Company shall have the obligation to repay to the Purchasers the aggregate amount of all Purchase Amounts and choose to repay in US Dollars, Bitcoin, or Ether, valued at the Applicable Exchange Rate for Bitcoin and Ether relative to the US Dollar This is only a summary of the rights and preferences of the SAFT.

***For complete information, please Exhibit A of the Subscription Agreement, attached to the Form C.**

- Preferred Stock: 0

We are authorized to issue up to 10,000,000 shares of preferred stock, par value $.0001. As of November 30, 2017, there were no shares of preferred stock issued and outstanding. The shares of preferred stock may be issued in series and shall have such voting rights, designations, preferences and limitations or restrictions as set by our board of directors, of which as of the date of this Memorandum Mr. Joachim Sandgaard is our sole director. Issuances of preferred stock could adversely affect or dilute the voting power of common shareholders, adversely affect the likelihood that common shareholders will receive dividend payments on liquidation, and have the effect of delaying or preventing a change in shareholder and management control.

Our articles of incorporation and Delaware Law include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our sole director rather than pursue non-negotiated takeover attempts. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging these proposals because, among other things, negotiation of the proposals might result in an improvement of their terms. As described above, our articles of incorporation authorize the issuance of preferred stock. In some circumstances, we could issue preferred stock to prevent a merger, tender offer or other takeover attempt, which our board of directors opposes.

What it means to be a Minority Holder

As a minority holder of Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company.

Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-11-30.

Financial Condition

Results of Operation

The Company was founded in October 2017 and as a result does not have an operating history

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until late 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 24 months without revenue generation.

Anticipated major expenses include outsourced software and application development.

Financial Milestones

The company is investing for continued growth of the brand, software development and deployment, and is generating sizable net income losses as a result. Management currently projects 2018 revenue of $100,000-$250,000, dependent upon successful software deployment, and believes the company will generate positive net income beginning in 2019.

A large part of our business model relies on Software as a Service (SaaS) which is a market that takes time to develop, but will create a long term revolving revenue cycle with low overhead.

Although we will undertake completion of these milestones with commercially reasonable diligence and we believe we will be able to accomplish these milestones, unforeseen circumstances could arise or circumstances may currently exist that we do not contemplate. Such circumstances may delay completion of our milestones described above, and/or require us to raise additional amounts to sustain us until we are able to achieve profitability. If we are unable to raise all the funds we are seeking to raise in this offering or any additional funds we may require, we may be required to scale back our development plans by reducing expenditures for consultants, marketing efforts, and other envisioned expenditures. This could hinder our ability to expands operations and sales. If management is unable to implement our proposed business plan or employ alternative financing strategies, it does not presently have any alternative proposals. In that event, investors should anticipate that their investment may be lost and there may be no ability to profit from this investment.

Liquidity and Capital Resources

As of November 30, 2017, the Company had cash of $0. To date, we have been funded primarily with capital contributions from the Company's principal stockholders. We are currently generating operating losses and require continued infusion of new capital to continue business operations. If this offering is fully subscribed, we anticipate we can operate our business for 6 to 12 months while securing future infusions of capital. Even if we are successful in this offering, we will likely seek to continue to raise capital under any method legally available to us.

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Indebtedness

MedChain Inc. has not entered into any loans but had limited indebtedness at this point; See Related Party Transactions.

Recent offerings of securities

None

Valuation

$20,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000	$1,070,000
Less: Offering Expenses	$5,000	$5,000	$5,000
StartEngine Fees (6% total fee)	$600	$6,420	$64,200
Net Proceeds	$4,400	$95,580	$1,000,080
Use of Net Proceeds:			
R&D & Production	$0	$20,000	$100,000
Marketing	$0	$10,000	$200,000
Support Personnel	$0	$20,000	$150,000
Legal and Advisory	$4,400	$10,000	$55,000
Software Licensing	$0	$5,000	$10,000
Code & Security Auditing	$0	$10,000	$25,000
Compliance Auditing	$0	$5,000	$35,000
Blockchain Engineering	$0	$15,000	$150,000
Realty & associated	$0	$0	$100,000

costs			
Outsourced programmers & developers	$0	$0	$120,000
Reserves	$0	$580	$5,080
Total Use of Net Proceeds	$4,400	$95,580	$950,080

We are seeking to raise a minimum of $10,000 and up to $1,070,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $1,070,000, we believe the amount will last us 3 to 6 months and plan to use the net proceeds of approximately $950,000 over the course of that time as follows:

Development, deployment, along with regulation, compliance and security auditing of computer servers to provide storage of Electronic Health Records. Development, deployment, along with regulation, compliance and security auditing of computer servers to provide data retrieval, self-auditing, and integrity verification functionality. Development, deployment, along with regulation, compliance and security auditing of computer servers to provide. Development of proprietary blockchain protocol, associated "smart contracts", auditing and testing there-of. Development of ERC20 (Ethereum) Utility Token including the auditing and testing there of. Licensing of server/computer software etc. Purchase of computer hardware etc. Outsourced iOS and Android development and associated compliance auditing. In-depth and technical research of current relevant areas of the healthcare field, including potential future compliance issues. In-depth and technical research of current relevant areas of blockchain technology, including experimental protocols and areas of yet undiscovered potential. Legal guidance to ensure successful future operations. Advisory guidance to ensure successful future operations. Marketing for general awareness and to encourage adaptation of our future product(s). Marketing to help facilitate future fundraising efforts. Marketing related directly to future "Token Sale" or ICO. Office space rental in the Colorado "Denver Tech Center" or similar.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.med-chain.co under "Annual Financial Reports". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR MedChain, Inc.

[See attached]

MEDCHAIN INC.

Financial Statements
and
Independent Accountants' Review Report
November 30, 2017

MEDCHAIN INC.

Table of Contents

EKS&H

8181 East Tufts Avenue, Suite 600
Denver, Colorado 80237-2579
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

EKS&H LLLP

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Stockholder
MedChain Inc.
Castle Rock, Colorado

We have reviewed the accompanying financial statements of MedChain Inc. (the "Company"), which are comprised of the balance sheet as of November 30, 2017, and the related statements of operations, changes in stockholder's deficit, and cash flows for the period from October 16, 2017 (inception) through November 30, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

ACCOUNTANTS' RESPONSIBILITY

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

ACCOUNTANTS' CONCLUSION

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

EMPHASIS OF MATTER

The Company is dependent upon its stockholder to fund future operating expenses of the Company until such time the Company has sufficient capital and resources to fund its operating expenses for the foreseeable future. Should the Company's stockholder be unable or unwilling to fund such expenses, these circumstances would raise substantial doubt regarding the Company's ability to continue as a going concern (Note 1).

EKS+H LLLP

EKS&H LLLP

December 12, 2017
Denver, Colorado

MEDCHAIN INC.

Balance Sheet
November 30, 2017

Assets

Total assets	$ -

Liabilities and Stockholder's Deficit

Current liabilities	
Accounts payable and accrued liabilities	$ 6,641
Total current liabilities	6,641
Non-current liabilities	
Advances from stockholder	10,851
Total non-current liabilities	10,851
Total liabilities	17,492
Stockholder's deficit	
Common stock, $0.0001 par value; 100,000,000 share authorized; 10,000,000 shares issued and outstanding	1,000
Accumulated deficit	(18,492)
Total stockholder's deficit	(17,492)
Total liabilities and stockholder's deficit	$ -

See notes to financial statements.

MEDCHAIN INC.

Statement of Operations
For the Period from October 16, 2017 (Inception) through November 30, 2017

Revenues	$ -
Operating expenses	
Advertising and promotion	8,040
Professional fees	6,641
Other administrative costs	2,811
Total operating expenses	17,492
Net loss	$ (17,492)

See notes to financial statements.

MEDCHAIN INC.

Statement of Changes in Stockholder's Deficit
For the Period from October 16, 2017 (Inception) through November 30, 2017

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Deficit
	Shares	Amount	Shares	Amount			
Issuance of common stock	-	$ -	10,000,000	$ 1,000	$ -	$ (1,000)	$ -
Net loss	-	-	-	-	-	(17,492)	(17,492)
Balance - November 30, 2017	-	$ -	10,000,000	$ 1,000	$ -	$ (18,492)	$ (17,492)

See notes to financial statements.

MEDCHAIN INC.

Statement of Cash Flows
For the Period from October 16, 2017 (Inception) through November 30, 2017

Cash flows from operating activities		
Net loss	$	(17,492)
Changes in assets and liabilities		
Accounts payable and accrued liabilities		6,641
Advances from stockholder		10,851
		17,492
Net cash provided by operating activities		-
Net increase in cash		-
Cash - beginning of year		-
Cash - end of year	$	-

Supplemental disclosure of non-cash activity:

The stockholder of the Company has funded certain expenses on the Company's behalf (Note 2).

See notes to financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

MedChain Inc. (the "Company") is organized as a Delaware C corporation and is a blockchain technology company focused on the development of protecting healthcare records and the flow of information between patients and their physicians, hospitals, and health insurance providers. The Company is dependent upon the stockholder to fund operating expenses for the foreseeable future as the Company is currently in the start-up phase. The Company anticipates conducting an Initial Coin Offering in the immediate future in order to raise capital to enable it to execute its planned principal business operations. Until such time as the Company raises sufficient capital to fund its operations, the stockholder will be required to fund the Company's operating expenses. The Company's stockholder has committed to funding the Company's operating expenses at least through December 31, 2018. If the stockholder is unwilling or unable to fund such expenses, these circumstances would create substantial doubt about the Company's ability to continue as a going concern.

Risks and Uncertainties

The Company is subject to various risks and uncertainties frequently encountered by companies in the emerging growth stages of development. Such risks and uncertainties include, but are not limited to, the lack of available capital, evolving technology platforms, an evolving business model, the management of rapid growth, and general economic challenges in the internet services and medical industries. To address these risks, the Company must, along with other things, gain access to capital in amounts and on terms acceptable to the Company; maintain and increase its customer base; implement and successfully execute its business and marketing strategy; continue to develop and upgrade its technology; provide superior customer service; and attract, retain, and motivate qualified personnel. There can be no guarantee that the Company will be successful in addressing such risks.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated all subsequent events through the accountants' review report date, which is the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

Note 2 - Related Party Transactions

The stockholder of the Company has funded the Company's operating expenses to date. These expenses are anticipated to be reimbursed once the Company obtains the sufficient funding (Note 1).

Note 3 - Stockholders' Equity

The Company has 110,000,000 shares of authorized Capital Stock, consisting of 100,000,000 shares of common stock with a par value of $0.0001 and 10,000,000 shares of preferred stock with a par value of $0.0001.

During 2017, in connection with the Company's formation, the Company issued 10,000,000 shares of common stock in exchange for prior services provided by the founders. No value has been assigned to the common stock for accounting purposes. The Company has no shares of preferred stock outstanding.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Discover Investments | Edit My Campaign | Secondary BETA | Tess B.

MedChain, Inc. is pending **StartEngine Approval.**



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Investors

$0.00
Raised of $10K - $1.07M goal

MedChain, Inc.

Blockchain-Enabled Medical Records

Small OPO · Castle Rock, CO · Business to Business
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

Pre-ICO Seed Round

MedChain

$2.00 per Common Stock Share
with Simple Agreement of Future Tokens (SAFT)



Pioneering Blockchain-Enabled Healthcare & Electronic Medical Records

Invest in MedChain

"MedChain is pioneering a community-driven solution to the burgeoning field of Electronic Medical Records (EMR) and electronic Protected Health Information(ePHI).

Our goal is to put control back into the hands of the patient -- both literally and figuratively.



This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

*For details on the bonus, please see the **Offering Details** below.*

We believe the use of MedChain's **cutting-edge blockchain protocol technology**, **military-level encryption** and **distributed storage** coupled with an **open-source framework** will create a level of security poised to become the new standard in medical record-keeping.

Invest in MedChain as we aim to revolutionize how EMRs are stored, accessed and utilized, significantly benefitting both healthcare providers and patients.

Funds from this crowdfunding campaign will be used for **marketing and PR initiatives** that will raise awareness of MedChain's product offerings and will fund **development of MedChain software, blockchain and smartphone applications.**

We are currently in a testing stage and developing our blockchain in-house and will begin phone and web application development after finalizing our funding round, hoping for a late application 2018 launch."

- MedChain Founder & CEO Joachim Sandgaard

Investment
$2/Share of Common Stock | When you invest you are betting the company's future value will exceed $21,000,000.

When you **invest in our Pre-ICO, your SAFT will be redeemable for Utility Tokens equal to twice the amount of the final purchase price**. For example, **an investment of $500 will entitle the investor to $1000 worth of Utility Tokens**.

MedChain's mission is to use blockchain technology to establish a better, more secure and transparent framework for Electronic Medical Records that vastly improves the quality of care for patients and helps reduce healthcare providers' costs.

MedChain Is The Solution

Current EMR systems as centralized silos with limited communication capability, inadequate transparency and a lack of interoperability. **These infrastructure problems can be solved by Medchain's blockchain network,** which is currently in pre-alpha stage development of planning and analysis.

The 21st Century Healthcare system requires interoperability - **the ability of computer systems and software to exchange and make use of key patient information, allowing primary healthcare providers to communicate with additional providers such as labs and pharmacies.** But currently-available Electronic Medical Record (EMR) systems might not follow the patient between providers and might not facilitate effective communication. https://healthit.ahrq.gov/key-topics/electronic-medical-record-systems

MedChain

Control your Health Records

These outdated infrastructures can increase information delays and costs while decreasing the overall quality of care. **From the patient's perspective, it can limit the access and control they have over their medical information including how it is used.** By implementing the MedChain infrastructure, we believe that healthcare providers will have access to a vastly more secure storage and transfer mechanism **due to the frictionless connectivity, transparency and cybersecurity of the blockchain**. Our hope is that this will ultimately improve the overall exchange of health information.

Provider Benefits



Utilizing MedChain's blockchain and software, heathcare providers can have near-instant access to medical records of new patients, and could potentially save several billion dollars each year **in fines associated with data breaches**.

In addition to significant savings, patient information can also be kept secure with **extremely reduced risk of identifiable data being leaked**. That's the kind of data security that the blockchain can provide.

Patient Benefits



Utilizing MedChain's smartphone and web applications, **patients will be able to eliminate and/or avoid redundant testing due to lack of record-sharing between providers**.

Health records can also be near-instantaneously available in cases of emergency, including when the individual is non-responsive but has their smartphone on them.

MedChain Patient App

The MedChain Patient Application is being developed for iOS and Android smartphones, tablet and desktop use, always providing the most up-to-date information, such as medical test results as well documentation all patients are entitled to under HIPAA and EMR guidelines. The MedChain applications will also notify users of access requests from service providers, doctors, hospitals, and health insurance providers.

The MedChain Patient Application will function as a wallet of information tied to the patient's unique public identifier and is accessible only with the patient's unique private key. When information is requested from any of the user's platforms, their private key will be used to decrypt the information.

Utilizing an intuitive, user-friendly interface, **the MedChain Patient Application allows the patient to designate access to private health information**, including information tied to their account that might be available only to specialists, such as psychological records and evaluations that even the patient cannot see or utilize. **Through further development, additional functions will enable the patient to upload their own data.**

As a key feature of our approach to healthcare the MedChain Patient App will be available as a no-cost downloadable application through app stores and available as a Web App on the MedChain website to encourage provider adoption of our Service Provider Software and blockchain technology.



MedChain Service Provider Software



The MedChain Service Provider Software will function as an automated intermediary of interoperability between the provider's current HIPAA-compliant software database and the MedChain blockchain and distributed storage network. While some functions already exist to encrypt data prior to distribution, MedChain is developing additional ways to ensure encryption before transmission.

Following encryption of electronic Private Health Information, the MedChain software will hash the information and create defined chains of entries to the blockchain as **a functional way of verifying data integrity and eliminating the chance for foul-play or unauthorized data manipulation.** MedChain's Software will function as nodes authorized and federated by MedChain, requiring zero on-site upkeep.

The MedChain Service Provider Software will be marketed at a low-to-no-upfront cost to providers based on a SaaS model that requires a subscription to use the software and access the blockchain. This subscription may be integrated with internal token usage or kept separate.

Token usage to add information to the MedChain blockchain is imperative to our business model.

To upload information to the network, a purchase of either external and transferrable MedCoins or internal non-transferrable Entry Tokens (ET) must be made. Entry Tokens function as credits within the ecosystem, keeping their price tied to a fiat currency and allowing providers to access the blockchain without concern over volatile cryptocurrency for data uploads.



The MedChain Blockchain

The MedChain Network protocol is based on a Data and Application Layer integrating an ERC20-Standard token on the Ethereum Blockchain, working in a distributed and decentralized manner.

Mining, data validation, data storage, proof-of-storage and proof-of-retrievability will be provided by a network of decentralized and MedChain-federated servers as part of the blockchain protocol in conjunction with MedChain software (via both patient & provider apps) for trading MedCoins, converting MedCoins to Entry Tokens, and to ensure payment for blockchain Entries.

The MedChain blockchain will function as a hash depository for the decentralized storage network, which will be fully auditable and verifiable by a network of federated servers. The federated servers will be paid with MedCoins in return for storage space and retrieval of information.

All storage and retrieval requests will function with the use of Entry Tokens rather than MedCoins. Federated mining nodes will be compensated with MedCoins for executing valid and verified transactions.



MedCoin: The MedChain Token



The MedCoin is being created as the driving force behind the MedChain infrastructure. For both users and patients, this token functions as the key to the system. Their MedCoin can be exchanged for Entry Tokens (ET) to facilitate data uploads and serve as a gatekeeper for access requests retrieved through the MedChain API.

While patient accounts will be issued Entry Tokens **used to store information for free** on the MedChain network, MedCoin will allow them to **purchase extra storage space** when exchanged through the MedChain Oracle.

Healthcare organizations will use MedCoin similarly. **Exchanging them for Entry Tokens, providers will not only purchase space allocation but also use MedCoin for patient records access-request through the MedChain API**. MedCoin may eventually also be used to purchase rich anonymized data which could be analyzed for diagnosis automation or other uses.

Finally, MedCoin is used as **rewards for HIPAA-compliant storage space providers**, **distributed mining payment cycles**, and **federated server reimbursement**.

We believe in a **token-connected world**, where medical and healthcare services can be driven by MedCoin on the MedChain infrastructure.

The Market & Industry

In addition to being inefficient, today's EMR systems are fraught with risk. **These systems are regular targets of fraud and sources of data breaches that not only jeopardize patient confidentiality but also cost healthcare providers significant resources annually.**

Looking at 2016 in the United States alone, EMR's from **more than 25 million patients were compromised**. These data breaches ultimately **cost hospitals and healthcare providers over $500 million in penalties and fines** under the Hospitals Readmission Reduction Program, which the U.S. government instituted in 2012 in an effort to reduce hospital readmissions. [1]

A large proportion of these readmissions are the result of the insufficient coordination in today's EMR systems. MedChain is paving the way for **an evolved EMR system that far surpasses these inadequacies by providing the best solution for both patient and healthcare provider**.

[1]https://www.advisory.com/daily-briefing/2016/08/04/hospitals-facing-readmission-penalties

Significant Market Finding

In 2015, there were **over 250 instances of EMR data breaches** in the United States. The majority of these incidents were the result of **hacking**, however **non-intentional IT incidents** were the cause in many instances as well.[1]

In March of 2016, 21st Century Oncology reported that the records of **2.2 million patients were hacked**, which has resulted in a large number of class action lawsuits against the practice.[2]

Regardless of how the data was breached, these violations of patient confidentiality **affected over 112 million Americans**. The penalties and fines associated with these incidents cost American healthcare providers **over $6 billion in damages annually**.[3]


MEDICAL RECORD

[1]https://www.forbes.com/sites/danmunro/2015/12/31/data-breaches-in-healthcare-total-over-112-million-records-in-2015/#51a417b07fc6
[2]https://www.fiercehealthcare.com/it/21st-century-oncology-breach-prompts-bevy-class-action-lawsuits
[3]https://www.beckershospitalreview.com/healthcare-information-technology/healthcare-breaches-cost-6-2b-annually.html

---

February 2016

MedChain is Born

Founder & CEO Joachim Sandgaard embarks on the journey of launching MedChain, a blockchain used for Electronic Medical Records.

July 2017



MedChain White Paper

The MedChain team begins research and development on the first-ever blockchain for Electronic Medical Records.

October 2017



MedChain Blockchain Development

The MedChain team develops test blockchain using smart contracts for access control.

December 2017

MedChain Launches on StartEngine

MedChain seeks $1M from everyday investors.

Early 2018

Regulation A+ ICO

MedChain launches its Regulation A+ ICO. (ANTICIPATED)

Mid / Late 2018

Beta Release

MedChain releases beta version of its software and application. (ANTICIPATED)

In the Press

CISION PR Newswire

YAHOO! FINANCE

SHOW MORE

Meet the Founders



Joachim Sandgaard

Founder, Director & CEO

Joachim Sandgaard is a seasoned IT professional in the healthcare and medical device industry with more than 19 years of experience, including as System Administrator('09-'13) and IT/Project Manager('05-'13 & '15-'17) at Zynex Medical, a Durable Medical Equipment company. He has extensive knowledge of current EMR system integration, document management, and healthcare compliance regulations. Additionally operated Viking Detailing LLC, as sole owner(2014-'15), and acted as Regional Sales Manager for Zynex Medical (2014-'15). Founded MedChain in 2017 and is currently acting as a Director and as the CEO of the company.



Thomas Sandgaard

Director & Co-Founder

Thomas Sandgaard is an entrepreneur in the medical device industry. He started his career in Europe with Siemens, Philips Telecom, Dataco, and ITT before founding Zynex Medical, a Durable Medical Equipment company, in 1996. As Chairman, Chief Executive Officer and President he took Zynex Medical public in 2004 (stock symbol: ZYXI) and holds a BS in Electrical Engineering from the University of South Denmark as well as an MBA from Copenhagen Business School. Co-Founded MedChain in 2017 and is currently a Director of the company.

Offering Summary

Maximum 535,000* shares of common stock & SAFT ($1,070,000)

Maximum subject to adjustment for bonus shares. See **10% Bonus below*

Minimum 5,000 shares of common stock & SAFT ($10,000)

Company	MedChain, Inc.
Corporate Address	1175 Castle Pointe Drive Castle Rock, Colorado 80104
Description of Business	Blockchain technology for Electronic Health Records
Type of Security Offered	Common Stock & Simple Agreement for Future Tokens (SAFT)
Purchase Price of Security Offered	$2.00
Minimum Investment Amount (per investor)	$500.00

Future Utility Tokens

In connection with the purchase of the shares, Purchasers shall receive from the Company, if and when the Company has a future token generation event:

- Investors will receive a number of tokens equal to twice the value of the investment amount. For example, an investment of $500 will entitle the investor to $1000 worth of tokens in accordance with the terms of the future token generation event.

The tokens will vest and be delivered approximately 120 days after the official launch of the token generation event. The Company does have a distributed ledger based business model but not yet a blockchain based utility token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur.

The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Description of Future Utility Tokens. The Company is including as part of this Offering the right to receive future utility tokens when and if the Company creates a network based upon blockchain and distributed ledger technology. The utility tokens may be used within the network to purchase entry credits facilitating Electronic Medical Record storage and access control. The tokens may also be exchangeable upon cryptocurrency exchanges. The Company has immediate plans to create a distributed ledger technology offering. Therefore, the rights offered and issued in connection with this offering are contingent upon the development of such technology. Investors in this offering should not plan on receiving such tokens and should not include any such future utility tokens as part of their investment decision. Any future utility token shall only have a use within a developed ecosystem and shall not be considered debt or equity in the Company.

The 10% Bonus for StartEngine Shareholders

MedChain, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering **within a 24-hour window of their campaign launch date.** This means you will receive a bonus for any shares you purchase. For example, if you buy 50 shares of Common Stock at $2.00 / share, you will receive 5 Common Stock bonus shares, meaning you'll own 55 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings. If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

Today's medical record systems are inefficient, common targets for fraud and have a high risk of data breaches.

In 2016 alone, the patient records of over 26 million Americans were compromised.

Encrypted and secured with blockchain technology, MedChain allows you to safely store and control your health records.

The MedChain blockchain uses start of the art encryption, your information is fragmented then distributed across the entire network, making it secure and available at a moment's notice. And with smart contracts, you can give your doctor, hospitals, and health insurance providers access to your medical records, including when needed in times of emergency.

Your health information should be yours to control. MedChain puts control back in your hands.

MedChain. Take control of your Health Records.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

Additional Corporate Documents

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:48 PM 10/16/2017
FILED 05:48 PM 10/16/2017
SR 20176641180 - File Number 6579804

CERTIFICATE OF INCORPORATION
OF
MEDCHAIN INC.

I.

The name of this company is MedChain Inc. (the "*Company*").

II.

The address of the registered office of the Company in the State of Delaware is 1013 Centre Rd. Suite 403-A, Wilmington, County of New Castle, Delaware, 19805, and the name of the registered agent of the Company in the State of Delaware at such address is American Incorporators Ltd.

III.

The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law ("*DGCL*").

IV.

A. The Company is authorized to issue two classes of stock to be designated, respectively, "*Common Stock*" and "*Preferred Stock*." The total number of shares which the Company is authorized to issue is one hundred ten million (110,000,000) shares, one-hundred million (100,000,000) shares of which shall be Common Stock (the "*Common Stock*") and ten million (10,000,000) shares of which shall be Preferred Stock (the "*Preferred Stock*"). The Preferred Stock shall have a par value of $0.0001 per share and the Common Stock shall have a par value of $0.0001 per share. All or any part of the capital stock may be issued by the Corporation from time to time and for such consideration and on such terms as may be determined and fixed by the Board of Directors, without action of the stockholders, as provided by law. Said stock may be issued for money, property, services or other lawful considerations, and when issued shall be issued as fully paid and non-assessable. The private property of stockholders shall not be liable for Corporation debts.

B. The Preferred Stock shall be issued in one or more series as may be determined from time to time by resolution of the Company's Board of Directors. In establishing a series of Preferred Stock, the Board of Directors shall give to it a distinctive designation so as to distinguish it from the shares of all other series and classes, shall fix the number of shares in such series, and the preferences, rights and restrictions thereof. All shares of any one series shall be alike in every particular. All series shall be alike except that there may be variation as determined by the Board of Directors, including, without limitation, as to the following: (1) the rate of distribution, (2) the price at and the terms and conditions on which shares shall be redeemed, (3) the amount payable upon shares for distributions of any kind, (4) sinking fund provisions for the redemption of shares, (5) the terms and conditions on which shares may be converted if the shares of any series are issued with the privilege of conversion, and (6) voting rights except as limited by law.

C. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by the affirmative vote of the holders of a majority of the stock of the Company (voting together as a single class on an as-if-converted basis).

D. The preferences and relative participating optional or other special rights and qualifications, limitations or restrictions of the common stock of the Corporation are as follows:

(1) Dividends. Dividends may be paid upon the common stock, as and when declared by the Board of Directors, out of funds of the Corporation legally available therefor.

(2) Payment on Liquidation. Upon any liquidation, dissolution and termination of the Corporation, and after payment or setting aside of any amount sufficient to provide for payment in full of all debts and liabilities of, and other claims against the Corporation, the assets shall be distributed pro rata to the holders of the common stock.

(3) Voting Rights. At any meeting of the stockholders of the Corporation each holder of Common Stock shall be entitled to one vote for each share outstanding in the name of such holder on the books of the Corporation on the date fixed for determination of voting rights.

(4) Majority Vote. The stockholders, by vote or concurrence of a majority of the outstanding shares of the Corporation entitled to vote on the subject matter, may take any action which would otherwise require a two-thirds (2/3) vote under the General Corporation Law of the State of Delaware.

(5) Cumulative Voting. Cumulative voting shall not be allowed in the election of directors or for any other purpose.

(6) Preemptive Rights. Unless otherwise determined by the Board of Directors, no stockholder of the Corporation shall have preemptive rights to subscribe for any additional shares of stock, or for other securities of any class, or for rights, warrants or options to purchase stock for the scrip, or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges.

(7) Restrictions on Sale or Disposition. All lawful restrictions on the sale or other disposition of shares may be placed upon all or a portion or portions of the certificates evidencing the Corporation's shares.

V.

A. The liability of the directors of the Company for monetary damages shall be eliminated or limited to the fullest extent permitted under applicable law.

B. Any repeal or modification of this Article V shall only be prospective and shall not affect the rights under this Article V in effect at the time of the alleged occurrence of any action or omission to act giving rise to liability.

VI.

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further *provided* that:

A. The management of the business and the conduct of the affairs of the Company shall be vested in its Board. The number of directors which shall constitute the whole Board shall be fixed by the Board in the manner provided in the Bylaws, subject to any restrictions which may be set forth in this Certificate of Incorporation.

B. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the Company. The stockholders shall also have the power to adopt, amend or repeal the Bylaws of the Company; provided however, that, in addition to any vote of the holders of any class or series of stock of the Company required by law or by this Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws of the Company.

C. The directors of the Company need not be elected by written ballot unless the Bylaws so provide.

VII.

The name and address of the incorporator (the "Incorporator") are:

Clifford L. Neuman, Esq.
Clifford L. Neuman, P.C.
6800 N. 79th St., Ste. 200
Niwot, Colorado 80503

IN WITNESS WHEREOF, the undersigned, being the Incorporator hereinabove named, for the purpose of forming a corporation pursuant to the DGCL, hereby certifies that the facts hereinabove stated are truly set forth, and accordingly executes this Certificate of Incorporation this 16th day of October, 2017.

/s/ Clifford L. Neuman
Incorporator

EXHIBIT G TO FORM C

Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE “ACT”) AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

MedChain, Inc.
1175 Castle Pointe Drive
Castle Rock, Colorado 80104

Ladies and Gentlemen:

The undersigned understands that MedChain Inc, a Corporation organized under the laws of Delaware (the “Company”), is offering up to $1,070,000 of the Securities in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C, dated _________ 20__ the “Form C”). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act (“Regulation Crowdfunding”) and without registration of the Securities under the Act.

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48 hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the “Subscription Agreement”).

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the “Closing”) shall take place at 11:59 p.m. PST on ___________ 20__ or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Prime Trust, LLC (the “Escrow Agent”) from the undersigned by ________________________ of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The[a] undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by

CrowdManage (a “Cap Table Management service operated by StartEngine Crowdfunding, Inc.”), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company’s powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d) Assuming the accuracy of the undersigned’s representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

b) Information Concerning the Company.
i. The undersigned has reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, StartEngine, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, StartEngine or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, StartEngine nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, StartEngine, nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii. Undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or

in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

f) Uncertified Shares.
i. The undersigned acknowledges that the Company is authorized to issue uncertificated shares, and hereby waives the undersigned's right to receive a stock certificate representing the securities and consents and agrees to the issuance of uncertificated shares.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6), the undersigned agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Act. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

9. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.
10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the State of Colorado which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	**Address:** **E-mail:** **Attention:**
with a copy to:	**Attention:** **E-mail:**
If to the Purchaser:	**E-mail:** **Attention:**

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this __________.

PURCHASER (if an individual):
By____ Name**:**____ Email:____
PURCHASER (if an entity):

____ Legal name of Entity By____ Name:____ Email:____ Title:____

State/Country of Domicile or Formation: _________________________________

The "**Securities**" shall mean a Unit, which shall consist of the following: 1 share of the Company's Common Stock and the right to receive future tokens equal to the Purchase Amount divided by the Purchase Price for the Token at the time of the Network Launch. The future Token shall be issued in accordance with the Simple Agreement for Future Tokens Terms of Purchase attached hereto as **Exhibit A**.

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to _____________(Equity Share Count) for ____________________(the "**Purchase Amount**").

MedChain, Inc.
By____ Name:____ Title:____

[a]
Escrow Agent has not investigated the desirability or advisability of investment in the Securities nor approved, endorsed or passed upon the merits of purchasing the Securities; and the name of Escrow Agent has not and shall not be used in any manner in connection with the Offering of the Securities other than to state that Escrow Agent has agreed to serve as escrow agent for the limited purposes set forth in this Agreement.

Exhibit A

(Simple Agreement for Future Tokens)

TERMS OF PURCHASE

THE PURCHASER ("**Purchaser**") of this SAFT acknowledges and agrees to the following terms and conditions in connection with its purchase of future tokens ("**Tokens**") as part of the "Units" issued pursuant to the terms of the Subscription Agreement.

1. Events

(a) Network Launch. If there is a Network Launch before the expiration or termination of this instrument, the Company will issue to the Purchaser a number of Token equal to the Purchase Amount paid under the Subscription Agreement divided the product of the Purchase Price multiplied by the Discount Rate. The issuance of Tokens will be subject to the Lock-Up Period set forth on the signature page.

In connection with, as a condition to, and prior to the issuance of Tokens by the Company to the Purchaser pursuant to this Section 1(a):

(i) The Purchaser will execute and deliver to the Company any and all other transaction documents related to this SAFT as are reasonably requested by the Company, including verification of accredited investor status or non-U.S. person status under the applicable securities laws; and

(ii) The Purchaser will provide to the Company a network address to which Purchaser's Tokens will be sent after the Network Launch.

(b) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount (the "**Discount Purchase Amount**"), due and payable to the Purchaser immediately prior to, or concurrent with, the consummation of the Dissolution Event, to the extent funds are available and prior to paying any amounts to any equity holders of the Company. If immediately prior to the consummation of the Dissolution Event, the assets of the Company that remain legally available for distribution to the Purchaser and all holders of all other SAFTs (the "**Dissolving Purchasers**"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Purchasers of their respective Returned Purchase Amounts, then the remaining assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Purchasers in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(b).

(c) Termination. This instrument will expire and terminate upon the earlier of (i) the issuance of Tokens to the Purchaser pursuant to Section 1(a); (ii) the payment, or setting aside for payment, of amounts due the Purchaser pursuant to Section 1(b); or (iii) December 31, 2019 (the "Deadline Date"), if the Network Launch has not occurred as of such date; provided that, the Company shall have the right to extend the Deadline Date by sixty (60) days, in its sole discretion; provided, that in the case of (iii), the Company shall have the obligation to repay to the Purchasers the aggregate amount of all Purchase Amounts and choose to repay in US Dollars, Bitcoin, or Ether, valued at the Applicable Exchange Rate for Bitcoin and Ether relative to the US Dollar.

2. Definitions

"**Discount Price**" means the maximum price per Token sold by the Company to the public during the Network Launch multiplied by the Discount Rate.

"**Discount Rate**" means 50%.

"**Dissolution Event**" means (i) a voluntary termination of operations of the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

"**Governmental Authority**" means any nation or government, any state or other political subdivision thereof, any entity exercising legislative, judicial or administrative functions of or pertaining to government, including, without limitation, any government authority, agency, department, board, commission or instrumentality, and any court, tribunal or arbitrator(s) of competent jurisdiction, and any self-regulatory organization.

“**Laws**” means laws, statutes, ordinances, rules, regulations, judgments, injunctions, orders and decrees.

“**Lock-Up Period**” means the three (3) month period in which the purchased tokens are held by the Company on behalf of the Purchaser after the Network Launch and cannot be traded.

“**Person**” means individual or legal entity or person, including a government or political subdivision or an agency or instrumentality thereof.

“**Purchase Price**” means the price paid by purchasers to purchase Tokens during the Network Launch.

“**Network Launch**” the bona fide public release of the MedChain, Inc. Network and the public sale of the Token.

“**SAFT**” means an agreement containing a future right to units of Tokens purchased by Purchasers, similar in form and content to this agreement, which a significant portion of the amount raised under the SAFTs will be used to fund the Company’s development of the MedChain, Inc. Network, a decentralized blockchain-based electronic health record system (the “**Network**”), built on or based upon the Ethereum blockchain and smart contracts.

3. Company Representations

(a) The Company is a Delaware Corporation duly organized, validly existing and in good standing under the laws of Delaware, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is, to the Company’s knowledge, within the power of the Company and, other than with respect to the actions to be taken when Tokens are to be issued to the Purchaser, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws or (ii) any material indenture or contract to which the company is a party or by which it is bound, where, in each case, such violation, individually, or together with all such violations, could reasonably be expected to have a material adverse effect on the Company.

(c) To the knowledge of the Company, the performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company as currently in effect; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) To the knowledge of the Company, no consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company’s corporate approvals; and (ii) any qualifications or filings under applicable securities laws.

(f) THE COMPANY MAKES NO WARRANTY WHATSOEVER WITH RESPECT TO THE TOKENS, INCLUDING ANY (i) WARRANTY OF MERCHANTABILITY; (ii) WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE; (c) WARRANTY OF TITLE; OR (iii) WARRANTY AGAINST INFRINGEMENT

OF INTELLECTUAL PROPERTY RIGHTS OF A THIRD PARTY; WHETHER ARISING BY LAW, COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OF TRADE, OR OTHERWISE. EXCEPT AS EXPRESSLY SET FORTH HEREIN, PURCHASER ACKNOWLEDGES THAT IT HAS NOT RELIED UPON ANY REPRESENTATION OR WARRANTY MADE BY THE COMPANY, OR ANY OTHER PERSON ON THE COMPANY'S BEHALF.

4. Purchaser Representations

(a) The Purchaser has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Purchaser has been advised that this instrument is a security and that the offers and sales of this instrument have not been registered under any country's securities laws and, therefore, cannot be resold except in compliance with the applicable country's laws. The Purchaser is purchasing this instrument for its own account, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Purchaser's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.
(c) Purchaser (i) understands that this instrument has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws and, therefore, cannot be resold unless registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available, (ii) has not been formed solely for the purpose of making this purchase and is purchasing this SAFT for its own account, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof and (iii) has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of such purchase, is able to incur a complete loss of such purchase and is able to bear the economic risk of such purchase for an indefinite period of time.

(d) The Purchaser hereby has sufficient knowledge and experience in business and financial matters to be able to evaluate the risks and merits of its purchase of this SAFT and of the Tokens and is able to bear the risks thereof. The Purchaser has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire this SAFT. The Purchaser understands that the Tokens involve risks, all of which the Purchaser fully and completely assumes, including, but not limited to, the risk that (i) the technology associated with the Network will not function as intended; (ii) the Network may never be developed and Network Launch will not be completed; (iii) the Network will fail to attract sufficient interest from key stakeholders; (iv) the Tokens may never be created; and (v) the Company and/or the Network may be subject to investigation and punitive actions from Governmental Authorities.
The Purchaser understands and expressly accepts that the Tokens may never be created and if such Tokens are created, such Tokens will be created and delivered to the Purchaser at the sole risk of the Purchaser on an "AS IS" and "UNDER DEVELOPMENT" basis. The Purchaser understands and expressly accepts that the Purchaser has not relied on any representations or warranties made by the Company outside of this instrument, including, but not limited to, conversations of any kind, whether through oral or electronic communication, or any white paper. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE PURCHASER ASSUMES ALL RISK AND LIABILITY FOR THE RESULTS OBTAINED BY THE USE OF ANY TOKENS AND REGARDLESS OF ANY ORAL OR WRITTEN STATEMENTS MADE BY THE COMPANY, BY WAY OF TECHNICAL ADVICE OR OTHERWISE, RELATED TO THE USE OF THE TOKENS.

(e) The Purchaser understands that Purchaser has no right against the Company or any other Person except in the event of the Company's breach of this instrument or intentional fraud. THE COMPANY'S AGGREGATE LIABILITY ARISING OUT OF OR RELATED TO THIS INSTRUMENT, WHETHER ARISING OUT OF OR RELATED TO BREACH OF CONTRACT, TORT OR OTHERWISE, SHALL NOT EXCEED THE TOTAL OF THE AMOUNTS PAID TO THE COMPANY PURSUANT TO THIS INSTRUMENT. NEITHER THE COMPANY NOR ITS REPRESENTATIVES SHALL BE LIABLE FOR CONSEQUENTIAL, INDIRECT, INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE OR ENHANCED DAMAGES, LOST PROFITS OR REVENUES OR DIMINUTION IN VALUE, ARISING OUT OF OR RELATING TO ANY BREACH OF THIS INSTRUMENT.

(f) The Purchaser understands that Purchaser bears sole responsibility for any taxes as a result of the matters and transactions the subject of this instrument, and any future acquisition, ownership, use, sale or other disposition of Tokens held by the Purchaser. To the extent permitted by law, the Purchaser agrees to indemnify, defend and hold the Company or any of its affiliates, employees or agents (including developers, auditors, contractors or founders) harmless for any claim, liability, assessment or penalty with respect to any taxes (other than any net income taxes of the Company that result from the issuance of Tokens to the Purchaser pursuant to Section 1(a) of the instrument) associated with or arising from the Purchaser's purchase of Tokens hereunder, or the use or ownership of Tokens.

6. Miscellaneous

(a) This instrument sets forth the entire agreement and understanding of the parties relating to the subject matter herein and supersedes all prior or contemporaneous disclosures, discussions, understandings and agreements, whether oral of written, between them. Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Purchaser.

(b) Any notice required or permitted by this instrument will be deemed sufficient when sent by email to the relevant address listed on the signature page, as subsequently modified by written notice received by the appropriate party.

(c) The receipt of the Token does not entitle the holder of such Tokens to vote or receive dividends or be deemed the holder of capital stock of the Company for any purpose, nor will anything contained herein be construed to confer on the holder of Tokens, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

(d) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; and provided, further, that the Company may assign this instrument in whole, without the consent of the Purchaser, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(g) Each of the Company and the Purchaser agree to treat this instrument as a forward contract for U.S. federal, state and local income tax purposes, and will not take any position on any tax return, report, statement or other tax document that is inconsistent with such treatment, unless otherwise required by a change in law occurring after the date hereof, a closing agreement with an applicable tax authority or a final non-appealable judgment of a court of competent jurisdiction.

(h) The Purchaser shall, and shall cause its affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably requested by Company to carry out the provisions of this instrument and give effect to the transactions contemplated by this instrument, including, without limitation, to enable the Company or the transactions contemplated by this instrument to comply with applicable laws.

(i) The Company shall not be liable or responsible to the Purchaser, nor be deemed to have defaulted under or breached this instrument, for any failure or delay in fulfilling or performing any term of this instrument, including without limitation, launching the Network or consummating the Network Launch, when and to the extent such failure or delay is caused by or results from acts beyond the affected party's reasonable control, including, without limitation: (a) acts of God; (b) flood, fire, earthquake or explosion; (c) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, or other civil unrest; (d) Law; or (e) action by any Governmental Authority.